UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1. Name of Registrant:
MarkWest Energy Partners, L.P.

2. Name of Person Relying on Exemption:
John M. Fox

3. Address of Person Relying on Exemption:
3033 E. 1st Avenue, Suite 400, Denver, Colorado 80206

4. Written Materials:
The attached written material is submitted pursuant to Rule 14a-6(g)(1).

NEWS RELEASE
 FOR IMMEDIATE RELEASE

JOHN FOX, CO-FOUNDER OF MARKWEST HYDROCARBON, REAFFIRMS STANCE AGAINST THE PROPOSED MERGER BETWEEN MARKWEST AND MPLX;
WILL HOST A CONFERENCE CALL FOR ANALYSTS AND INVESTORS TO DISCUSS HIS VIEWS ON NOVEMBER 17

DENVER, Nov. 12, 2015 /PRNewswire/ – John M. Fox, the co-founder of MarkWest Hydrocarbon, former CEO, Chairman and Director of MarkWest Energy GP, L.L.C., the general partner of MarkWest Energy Partners, L.P. ("MarkWest"), and beneficial owner of 1,361,774 MarkWest common units, today reaffirmed that he intends to vote the common units beneficially owned by him against the proposed merger with MPLX LP (MPLX).  He urges fellow unitholders to withhold their proxies or vote no.

On November 4, 2015, Mr. Fox released an open letter to the board of directors of MarkWest Energy GP, L.L.C. regarding the proposed merger with MPLX. In the letter, Mr. Fox outlines his belief that the proposed merger is fundamentally a bad deal for MarkWest unitholders:

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SIGNIFICANT REDUCTION IN DISTRIBUTIONS.  Subsequent to the closing of the proposed merger, and made public by the referenced companies, the annual distribution to MarkWest unitholders is projected to be cut by 46%.

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IDRs TAKE MONEY FROM UNITHOLDERS AND LIMIT FUTURE GROWTH.  MarkWest unitholders are currently invested in an entity with no Incentive Distribution Right (IDR) obligations.  Post-merger, cash available for distribution to unitholders is significantly reduced by obligations to make IDR payments to Marathon Petroleum, as owner of the MPLX GP and its IDRs.

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MARKWEST IS MUCH BETTER OFF AS A STANDALONE COMPANY.  MarkWest is the 2nd largest gas processor in the United States, MarkWest is the largest gas processor in the prolific Marcellus/Utica gas field, processing approximately 60% of the total rich-gas production from this field.  MWE management made it very clear in its June 3, 2015, Analyst Day presentation to the market that it has a tremendous growth platform.

“In my view, the $1.84 per unit cash increase announced from Marathon Petroleum does not materially change the fundamentals of the deal,” Fox said.  “The revised $52.93 per unit implied deal terms based on MPLX’s closing price on November 10 is still 33% below the initial implied deal terms outlined in July.”

$90.00
$80.00
$70.00
$60.00
$50.00
$40.00
$30.00
Implied Deal Value (July 10 Close): $78.63
33% Decline in Implied Deal Value Despite "Sweetener"
Implied Deal Value (November 10 close): $52.93
5/1/2015
5/8/2015
5/15/2015
5/22/2015
5/29/2015
6/5/2015
6/12/2015
6/19/2015
6/26/2015
7/3/2015
7/10/2015
7/17/2015
7/24/2015
7/31/2015
8/7/2015
8/14/2015
8/21/2015
8/28/2015
9/4/2015
9/11/2015
9/18/2015
9/25/2015
10/2/2015
10/9/2015
10/16/2015
10/23/2015
10/30/2015
11/6/2015
MPLX
MWE
Implied Deal Value

Mr. Fox said: “For the same reasons I outlined in my initial letter to the MarkWest Board, this is still a bad deal for all MarkWest unitholders. I have spoken with many investors of MarkWest and I believe others are not happy with the terms of the deal, and see no compelling reason for the MarkWest Board of Directors to have accepted such a low-ball offer from Marathon.  If MarkWest unitholders approve this deal, they will own the units of MPLX, a company that will distribute an estimated $10.2 billion of future cash flow over the next eleven years to Marathon Petroleum in the form of IDRs.  Those dollars should be distributed to the MarkWest unitholders…the very unitholders that provided the capital base so that MarkWest could become the company that it is today -- the best midstream company with a tremendous growth platform operating in the highest return basins in North America.

“The supportive feedback I’ve received from research analysts and institutional investors, including top ten MarkWest unitholders, since submitting the open letter to the MarkWest Board of Directors, and since MPC’s announcement of revised terms on November 10, is tremendous. I still believe this is a bad deal and that Marathon Petroleum needs MarkWest more than we need them.”

Conference Call Details

John Fox will host a conference call for analysts and investors to discuss his view on the proposed merger between MarkWest and MPLX.

When:	Tuesday, November 17, 2015, 2:00 p.m. Eastern Time.

Dial In:	(877) 300-8521 (U.S.)

(855) 669-9657 (Canada)

(412) 317-6026 (International)

Request John Fox Conference Call

Webcast:	Live and rebroadcast over the Internet at www.iamvotingno.com

Replay:	A replay will be available one hour after the call through December 1, 2015, at 11:59 p.m. Eastern Time. You may access this replay by dialing (877) 870-5176 (U.S.) or (858) 384-5517 (International), and referencing the replay passcode: 10076358.

Contact:

John M. Fox

E: Johnfox@iamvotingno.com
P: 303-926-4354
Website: www.iamvotingno.com
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